April 5, 2023
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Silver Spinco Inc.
Draft Registration Statement on Form 10
Submitted February 13, 2023
CIK No. 0001965040
Ladies and Gentlemen:
Fortrea Holdings Inc. (formerly, Silver Spinco Inc., the “Company”) hereby provides responses, which are being submitted on a confidential basis, to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 13, 2023 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form 10 (the “Registration Statement”) of the Company. In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is confidentially submitting Amendment No. 1 to the Registration Statement (including the information statement attached as Exhibit 99.1, “Amendment No. 1”) to the Commission, pursuant to the policy announced by the Commission on June 29, 2017, as supplemented on August 17, 2017 and June 24, 2020, for non-public review by the Staff prior to the public filing of the Registration Statement. The Registration Statement relates to the proposed spinoff to Laboratory Corporation of America Holdings’ (“Labcorp”) stockholders of Labcorp’s Clinical Development and Commercialization Services business.
The Company will publicly file the Registration Statement and all nonpublic draft submissions at least 15 days prior to the requested effective date and time of the registration statement.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in Amendment No. 1.

Division of Corporation Finance
Securities and Exchange Commission
April 5, 2023

Draft Registration Statement on Form 10, submitted February 13, 2023
Cover Page
1.    We note your disclosure on page 56 that you expect that the spinoff will be completed provided that “[y]our common stock shall have been approved for listing on NASDAQ[.]” We also note your disclosure that Labcorp may waive one or more of the closing conditions set forth on pages 56-57 and that Labcorp has reserved the right to abandon any and all terms of the distribution. Please revise your cover page to clarify whether the spinoff is contingent upon NASDAQ’s approval of your listing application.
Response: The Company respectfully acknowledges the Commission’s comment and has revised the disclosure on the cover page and page 59 of Amendment No. 1.
2.    Please revise your disclosure to specify whether the shares of Fortrea common stock will be distributed pro rata to the holders of Labcorp's common stock.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages ii, 1, 18, 52, 101, 102 and 110 of Amendment No. 1.
Market and Industry Data, page ii
3.    We note your disclosure that the “information statement includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms, and [y]our own estimates based on [y]our management's knowledge of, and experience in, the markets in which [you] compete." We also note your disclosure that you "have not independently verified market and industry data from third-party sources." It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise the disclosure or specifically state that you take liability for these statements.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page ii of Amendment No. 1.
Questions and Answers About the Spinoff, page 1
4.    Please revise to address any material changes in stockholder rights between the existing Labcorp common stock and Fortrea common stock. If none, please include a negative statement to that effect. Additionally, please revise your Q&A section to discuss any material consequences to stockholders if Labcorp waives any conditions and proceeds with the spinoff.
Response: With respect to the first and second sentences of this Question 4, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 1.

Division of Corporation Finance
Securities and Exchange Commission
April 5, 2023

With respect to the third sentence of this Question 4, the Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 20, 29 and 60 of Amendment No. 1.
Summary, page 6
5.    The disclosure in the “Summary” should be a balanced presentation of your business. Please revise your disclosure to provide a more balanced discussion of the opportunity you see in your market, your value proposition and your growth strategy with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of Amendment No. 1.
The Company also believes that it has provided disclosure regarding the challenges it faces and the risks and limitations of its business under “Summary of Risk Factors” in the “Summary” section and the “Cautionary Statement Concerning Forward-Looking Statements” section of Amendment No. 1. Potential investors also have the benefit of the complete risk factors in the Risk Factor section that follows the Summary section. The Company’s strong preference would be not to include additional and already summarized negative disclosure in the Summary that is then discussed in full in Risk Factors.
Growth Strategy
Create an Inclusive Culture of Careers with Meaning as a Competitive Advantage, page 11
6.    We note your disclosure that you “have a proprietary execution program to deliver results[.]” Please revise your disclosure to explain how your execution program is proprietary. To the extent the proprietary nature of your program involves the utilization of specific intellectual property, please revise your “Intellectual Property” section accordingly.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 91 of Amendment No. 1.
Summary Unaudited Pro Forma Combined Financial Information, page 22
7.    Please revise to provide the pro forma earnings per share information when available.
Response: The Company respectfully acknowledges the Staffs’ comment and has revised the disclosures on page 22 of Amendment No. 1 to incorporate the requested information when available.

Risk Factors
Risks Relating to Technology and Cybersecurity
Security breaches and unauthorized access to our or our customers’ data could harm our reputation and adversely affect our business., page 36

Division of Corporation Finance
Securities and Exchange Commission
April 5, 2023

8.    We note your disclosure here that you have experienced and expect to continue to experience attempts by computer programmers and threat actors to attack and penetrate your layered security controls. Please disclosure whether the attempts by computer programmers and threat actors to attack and penetrate your layered security controls led to any material breaches of your customers’ data. If so, please explain the steps you took to remedy those breaches.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 38 of Amendment No. 1.
Unaudited Pro Forma Combined Financial Information
Management Adjustments, page 67
9.    Please tell us whether you have included any synergies as part of the management adjustments, and if so, please separately disclose them in the narrative and the table. Also revise your disclosure to include the estimated time frame for achieving the synergies and dis-synergies for each adjustment. See Rule 11-02(a)(7)(ii)(D) of Regulation S-X.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70 of Amendment No. 1.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 70
10.    To the extent possible, revise your results of operations to separately disclose the estimated impact of each of the factors you cited, including offsetting, for the changes in your revenues and expenses. Refer to Item 303 of Regulation S-K.
Response: The Company respectfully acknowledges the Staffs’ comment and has revised the disclosures in the results of operations section of Amendment No. 1.
Relationship With Labcorp After The Spinoff
Agreements Between Labcorp and Us
Transition Services Agreement, page 101
11.    Please disclose the termination provisions set forth in this agreement.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of Amendment No. 1.

Division of Corporation Finance
Securities and Exchange Commission
April 5, 2023

Other Arrangements, page 102
12.    Please disclose the termination provisions for each of the agreements listed in this section.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 105 and 106 of Amendment No. 1.
Index to Combined Financial Statements, page F-1
13.    Since it is unlikely that you would include the audited financial statements of Fortrea Holdings Inc. as part of the registration statements due to its late incorporation date of January 31, 2023, please revise your Note 1 to disclose the date Fortrea Holdings Inc. was incorporated, and disclose, if true, that Fortrea Holdings Inc. has no assets, liabilities, operations, or commitments and contingencies during the period presented and until the date of the transfer of the Clinical Development and Commercialization Services Business to Fortrea Holdings Inc.
Response: The Company respectfully acknowledges the Staffs’ comment and has revised the disclosures on page F-12 of Amendment No. 1.
Financial Statements for Clinical Development and Commercialization Services Business Note 13. Commitments and Contingent Liabilities, page F-30
14.    Please confirm with us whether any of the contingent liability items previously disclosed by Labcorp in its 2021 and 2022 10-Ks are related to the Clinical Development and Commercialization Services Business. And if so, please revise to disclose them here, or explain to us how you have determined that they are not required to be disclosed under ASC 450 Contingencies.
Response: The Company respectfully acknowledges the Staff’s comment and can confirm that the contingent liability items previously disclosed by Labcorp in its 2021 and 2022 10-Ks are not related to the Clinical Development and Commercialization Services Business.
Note 18. Business Segment Information, page F-35
15.    Please revise the filing to disclose the specific types of material amounts included in the Corporate costs not allocated to segments captions for each period presented. Refer to ASC paragraphs 280-10-50-29(b).
Response: The Company respectfully acknowledges the Staffs’ comment and has revised the disclosures on page F-38 of Amendment No. 1.
***

Division of Corporation Finance
Securities and Exchange Commission
April 5, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (404) 581-8967 or jtmay@jonesday.com or Thomas Short by at (404) 581-8363 or tshort@jonesday.com.

Very truly yours,

/s/ Joel May

Joel May
Partner
Jones Day

cc:	Thomas Pike (Silver Spinco Inc.)
Sandra van der Vaart (Laboratory Corporation of America Holdings)
Owen Lewis (Laboratory Corporation of America Holdings)
Peter Wilkinson (Laboratory Corporation of America Holdings)